INVEST IN **ZERO CARBON INC.**

Trash Into Treasure: Eliminating Global Waste by Turning Trash into Clean Energy

🟦 PITCH VIDEO ⬜ INVESTOR PANEL



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zero-x.co Fort Lauderdale FL 📷   Technology Hardware Sustainability Clean Tech

LEAD INVESTOR ⌄

Matthew Vitamante

I am beyond thrilled to share my experience with Zero-X, the waste to power company revolutionizing the energy industry. Their innovative technology has not only created a sustainable solution for managing waste, but it has also produced a source of clean energy that is both efficient and cost-effective. I have been blown away by the results I have seen firsthand. Zero-X has truly exceeded my expectations in every aspect - from their commitment to reducing waste and combating climate change, to their customer-focused approach and unwavering dedication to excellence. If you're looking for a company that truly walks the walk when it comes to making a positive impact on the planet and driving progress forward, look no further than Zero-X. Their game-changing technology is a must-see for anyone in the energy sector, and I cannot recommend them enough. Join me in supporting this revolutionary company and be part of the solution for a cleaner, greener future!

Invested $5,000 this round & $5,000 previously

Highlights

1. Turning Sewage, Municipal Waste, Agricultural Waste (and more!) into Clean Burning Hydrogen

2. No waste products: Just clean fertilizer and natural bricks for building affordable housing.

3. Miracle of German Engineering: Validated by German Government & Fraunhofer Institute (Germany's MIT)

4. 4 Patents Pending & 17 Years of R&D (German Company)

5. Pilot Project Launching in Paris with $200MM potential renewal contract upon successful completion.

6. Colossal Global Opportunity to solve the trash issues and Reduce Carbon Emissions across the world.

Our Team

Julien Uhlig CEO at ZERO CARBON INC.

Recognized as one of the leading cleantech entrepreneurs and advisors Julien and his team have been pushing the limits of small scale low emission waste conversion for over a decade.

There are so many non-utilized waste streams depleting this planet's finite resources. In the last decade, we have spent the problems have only gotten worse. Now entire countries, as well as the ocean, are covered in mixed waste which is almost impossible to recycle. There are no cost-effective solutions available.

Michael Hofmeister Chief Technical Officer at ZERO CARBON INC.

Micheal started his professional engineering career at venture-funded agnion energy Inc.. His Team was awarded "Best Of German Engineering 2015" by the German Ministry of Economics. 25 Patent Applications- the leading specialist in this field.

Trash into Treasure: Eliminating Global Waste and Powering a Clean Energy Future

POWERED BY POOP-

BEST STARTUP 2022- THE World's LARGEST PITCH COMPETITION
(and Almost Anything Else!) Unicorn Pitch Battle

ZERO-X is a revolution in waste-to-energy technology.

Validated by the German Government, our technology turns almost any waste stream into clean burning energy.

Oh, and our only "waste" product is clean fertilizer and natural bricks for building low income housing.


ZERO X
Federal Ministry for Economic Affairs and Climate Action
THE WORLD'S MOST INNOVATIVE COMPANIES 2018
X-SERIES
WASTE2POWER
www.zero-x.com

GAME-CHANGING TECHNOLOGY (THAT ACTUALLY WORKS!)4 active Patent-Filings, and Almost 20 Years in the making, ZERO-X has used some of Germany's best scientific minds (including from the Fraunhofer Institute, "Germany's MIT") to lay the groundwork for a better world.

ZERO-X is an ecological triple whammy: cleaning up our beaches and shores, sequestering carbon, and powering a clean energy future.


ZERO X
X-SERIES
WASTE2POWER
www.zero-x.com
ABOUT US
TECHNOLOGY
FUELS
SIZES

WHY ARE WE DOING THIS?

Did we really spend over 17 years developing this technology?

Yes.

Our founder, Julien Uhlig began his career in music and then moved into Corporate Finance. He eventually worked for the German Government, where he managed over 100 Deep Tech Programs.

As a practical idealist, he knew he had to learn the ins and outs of capital and regulation in order to make the world a better place. One of his first corporate posts was in Africa, where he saw first hand the scourge of global pollution.

At the same time, he also saw that the local people were living without access to power and electricity.

It moved him profoundly to see this disparity in living conditions for the "third world," especially when it seemed like the mountains of wastes destroying their environment could be just the solution they needed.

For nearly 20 years, Julien has worked tirelessly to bring a solution not just to Africa but to the whole world, which now produces more trash than ever.

His inspired leadership has moved investors, politicians, and engineers to work together to crack the trash code and finally come up with a solution that could literally save the world.

Julien's perseverance and creativity are unmatched in almost any field, and his unique skills and background allowed him to blaze a path forward to a green future that almost nobody has been able to emulate.

ZERO-X is the result of this dedication to a better world, no matter how long it takes.

Julien remains an inspiration to everyone with whom he shares his vision. We are sure you will be just as inspired and moved by his remarkable efforts to create a cleaner world for everyone.

Forward-looking projections can't be guaranteed.

GETTING READY FOR A PRESTIGOUS WASTE TREATMENT PROJECT - COMETHA IN PARIS! AMAZING TO SEE THE DREAM COME ALIVE!

WE KEEP OUR PROMISES:

Since our last raise, we've hit all the goals we laid out:

1) We completed the Bali Test Project

2) We purchased the first machine in Southeast Asia and validated it at Udayana University in Bali

3) We successfully concluded 9 Government Programs in the past year (MFC Germany)

4) We completed a full company audit to verify our claims and honor our commitment to full transparency.

5) The German Government has provided $2.7MM over the past two years to Technology Development (Mainly contributed to MFC GmbH (Zero-X holds the Exclusive Global License) and the University Partners, such as the Technical University of Zittau-Goerlitz)


ZERO X
SOLUTIONS
USE-CASES
www.zero-x.com
DECENTRALIZED WASTE TREATMENT
RURAL ELECTRIFICATION
HYDROGEN ECONOMY
CARBON CAPTURE

WHAT'S NEXT?

1) In December, we received notification of a future potential a $1.5M Grant from the German Government.

2) We are raising $500,000 in Matching Funds so we can secure the funds from this potential (not guaranteed) grant. (That's where you come in!)

3) We Have established a pilot program in Paris, France for our X15 Model to launch Spring 2023. This will result in a potential **$200MM Renewal Contract upon successful completion! (Outcome not guaranteed)**

4) We have prepared an R&D Program for our new, larger X50 Model

5) We have are developing the Trash to Hydrogen Fuel Cell Integration that is the crown jewel in our technological masterwork.

6) We are strategizing our first market implementation to launch commercial units by the end of 2023!


ZERO X
SERVICES
RESEARCH
www.zero-x.com
CUSTOM DESIGN
PROJECTS
FUEL TESTING
PROJECT FINANCE

THINK DIFFERENTLY:

ZERO-X is the sleeping giant, poised to dominate the Energy & Waste Management Sectors for decades to come.

Our technology is highly efficient!

Invest in the future now.

Your dollars today will power a brighter, cleaner future tomorrow.

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